The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated August 8, 2016.

Preliminary Pricing Supplement No. IR-59 To the Product Supplement No. IR-I dated May 4, 2015 Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015	Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-202913 and 333-180300-03 August 8, 2016

Financial Products	$ Callable Securities due August 18, 2026

General

•	Subject to Early Redemption, at maturity, you will be entitled to receive a cash payment of $1,000 for each $1,000 principal amount of securities that you hold, plus interest payable on the Maturity Date. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	For each Interest Period, we will pay interest at a fixed rate, which is expected to be 3.10% per annum (to be determined on the Trade Date).

•	We may redeem the securities, in whole but not in part, on any Interest Payment Date scheduled to occur on or after August 18, 2017. No interest will accrue or be payable following an Early Redemption.

•	Senior unsecured obligations of Credit Suisse maturing August 18, 2026.

•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The securities are expected to price on or about August 15, 2016 (the “Trade Date”) and are expected to settle on or about August 18, 2016 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

•	The securities will not be listed on any exchange.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” in this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per security	$1,000.00	$	$
Total	$	$	$

(1) Certain fiduciary accounts may pay a purchase price of at least $982.00 per $1,000 principal amount of securities, and the placement agent will forgo any fees with respect to such sales.

(2) Incapital LLC will act as placement agent for the securities. The placement agent will receive a fee from Credit Suisse or one of our affiliates that will not exceed $18.00 per $1,000 principal amount of securities. For more detailed information, please see “Supplemental Plan of Distribution” on the last page of this pricing supplement.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $950.00 and $980.00 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Incapital LLC

Placement Agent

August , 2016

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Redemption Amount:	Subject to Early Redemption, at maturity, you will be entitled to receive a cash payment of $1,000 for each $1,000 principal amount of securities that you hold, plus interest payable on the Maturity Date. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Early Redemption:	Prior to the Maturity Date, we may redeem the securities in whole, but not in part, on any Interest Payment Date scheduled to occur on or after August 18, 2017 upon at least three Business Days’ notice to the trustee at 100% of the principal amount of the securities (the “Early Redemption Amount”), together with the interest payable on that Interest Payment Date (the “Early Redemption Date”). No interest will accrue or be payable following an Early Redemption.
Interest Rate:	Expected to be 3.10% per annum (to be determined on the Trade Date).
Interest:	Subject to Early Redemption, on each Interest Payment Date, for each $1,000 principal amount of securities, you will receive an interest payment in respect of the immediately preceding Interest Period, calculated as follows using the Interest Rate in respect of such Interest Period:
Interest Rate × $1,000 × Day Count Fraction
Interest Periods:	The period from and including the Settlement Date to but excluding the first scheduled Interest Payment Date, and each successive period from and including a scheduled Interest Payment Date to but excluding the next succeeding scheduled Interest Payment Date.
Interest Payment Dates:	Semi-annually on the 18th day of each August and February, beginning on February 18, 2017, through and including the earlier of the Early Redemption Date and the Maturity Date, as applicable, subject to adjustment in accordance with the Modified Following Business Day Convention. The amount of any interest will not be adjusted in respect of any postponement of an Interest Payment Date and no interest will be payable hereon because of any such postponement of an Interest Payment Date. No interest will accrue or be payable following an Early Redemption. Interest will be payable to the holders of record at the close of business on the Business Day immediately preceding the applicable Interest Payment Date, provided that the interest payable on the Early Redemption Date or Maturity Date, as applicable, will be payable to the person to whom the Early Redemption Amount or the Redemption Amount, as applicable, is payable.
Day Count Fraction:	For each Interest Period, 30/360, unadjusted.
Events of Default and Acceleration:	In case an event of default (as defined in the accompanying prospectus) with respect to any securities shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the securities (in accordance with the acceleration provisions set forth in the accompanying prospectus) shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.
Business Day:	Any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York or in London, England are generally authorized or obligated by law or executive order to close.
Maturity Date:	August 18, 2026, subject to adjustment in accordance with the Modified Following Business Day Convention. No additional interest or any other payment will be payable because of any postponement of the Maturity Date.
CUSIP:	22548QE76

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Securities

You should read this pricing supplement together with the product supplement dated May 4, 2015, the prospectus supplement dated May 4, 2015 and the prospectus dated May 4, 2015, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. IR-I dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315003532/dp55849_424b2-ir1.htm

•	Prospectus supplement and Prospectus dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/a2224570z424b2.htm

In the event the terms of the securities described in this pricing supplement differ from, or are inconsistent with, the terms described in the product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the securities and the owner of any beneficial interest in the securities, amend the securities to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement and “Selected Risk Considerations” in this pricing supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	THE SECURITIES ARE SUBJECT TO A POTENTIAL EARLY REDEMPTION, WHICH WOULD LIMIT YOUR ABILITY TO ACCRUE INTEREST OVER THE FULL TERM OF THE SECURITIES — The securities are subject to a potential early redemption on any Interest Payment Date scheduled to occur on or after August 18, 2017 but prior to the Maturity Date, upon at least three Business Days’ notice to the trustee. Market events could affect our decision to redeem the securities. For example, it is more likely that Credit Suisse will redeem the securities prior to the Maturity Date at a time when Credit Suisse believes it could issue a comparable debt security with a lower Interest Rate.

If the securities are redeemed prior to the Maturity Date, you will be entitled to receive a cash payment equal to the principal amount of your securities and any interest payable on that Interest Payment Date, and no further payments will be made in respect of the securities. In this case, you will lose the opportunity to continue to be paid interest from the date of Early Redemption to the scheduled Maturity Date. If the securities are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that provide you with the opportunity to be paid the same interest payments as the securities.

•	THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the securities and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the securities. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

•	THE ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the securities includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the securities can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the securities at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE SECURITIES — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities. We will also use our internal funding rate to determine the price of the securities if we post a bid to repurchase your securities in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The estimated value of the securities on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the securities in the secondary market (if any exists) at any time. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your securities could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the securities and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we may repurchase the securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 90 days.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the securities and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the securities.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent for the offering of the securities, hedging our obligations under the securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities. Further, hedging activities may adversely affect any payment on or the value of the securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the securities, which creates an additional incentive to sell the securities to you.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — The payout on the securities can be replicated using a combination of the components described in “The estimated value of the securities on the Trade Date may be less than the price to public.” Therefore, the terms of the securities at issuance and the value of the securities prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

o	the time to maturity of the securities;

o	the Early Redemption feature, which is likely to limit the value of the securities;

o	changes in U.S. interest and swap rates;

o	supply and demand for the securities;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the interest and yield rates or markets generally; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. For additional information, see “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

Material United States Federal Income Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the securities will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

For purposes of the withholding regime commonly referred to as “FATCA,” we may treat payments on the securities as “withholdable payments.” See “Material United States Federal Income Tax Considerations—U.S. Holders—Securities Held Through Foreign Accounts” in the accompanying product supplement for further information regarding “FATCA.” Under such treatment, withholding (if applicable) will generally apply to payments of interest with respect to the securities and to the payment of gross proceeds of a disposition (including a retirement) of the securities. However, under an Internal Revenue Service notice, withholding under “FATCA” will apply to payments of gross proceeds (other than amounts treated as interest) only with respect to dispositions after December 31, 2018. You should consult your tax advisor regarding the potential application of “FATCA” to the securities.

Both U.S. and non-U.S. persons considering an investment in the securities should read the discussion under “Material United States Federal Income Tax Considerations” in the accompanying product supplement and “Taxation” in the accompanying prospectus for more information.

Supplemental Plan of Distribution

Under the terms and subject to the conditions contained in a distributor accession confirmation with Incapital LLC dated March 23, 2012, Incapital LLC will act as placement agent for the securities. The placement agent will receive a fee from Credit Suisse or one of our affiliates that will not exceed $18.00 per $1,000 principal amount of the securities and will forgo fees for sales to fiduciary accounts. For additional information, see “Underwriting (Conflicts of Interest)” in the accompanying product supplement. We may also sell the securities to the placement agent as principal for its own accounts. If a substantial portion of the securities held by the placement agent were to be offered for sale in the secondary market, if any, following the offering of the securities, the value of the securities may fall.

We expect to deliver the securities against payment for the securities on the Settlement Date indicated herein, which may be a date that is greater than three Business Days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three Business Days after the Trade Date, purchasers who wish to transact in the securities more than three Business Days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

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Credit Suisse